Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - May 3, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Financial Results for the First Quarter Ending March 31, 2005

CALGARY, Alberta - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) announces its financial results for the three amonths ending March 31, 2005. All amounts are expressed in U.S. dollars unless otherwise indicated.

HIGHLIGHTS:

•	Net income per share (diluted) of $2.16, cash flow per share (diluted) of $2.43
•	Production for the first quarter averaged 149,732 bopd an increase of 4.8% over the same period in 2004
•	Continued share buy-backs under the Company’s Normal Course Issuer Bid
•	Successful completion of first horizontal production wells
•	Drilled 20 development wells and 3 exploration wells in the first quarter
•	Dry gas pipeline to the City of Kyzylorda constructed and commissioned

FINANCIAL HIGHLIGHTS:

(in millions of US$ except per share amounts)	Three Months ended March 31
	2005	2004
Gross Revenue	$502.5	$325.3
Net income	165.6	87.5
Per share (basic)	2.18	1.11
Per share (diluted)	2.16	1.08
Cash flow	186.4	110.8
Per share (basic)	2.46	1.41
Per share (diluted)	2.43	1.37
Weighted Average Shares Outstanding
Basic	75,918,721	78,742,750
Diluted	76,612,892	80,658,736
Shares Outstanding at End of Period	75,728,337	79,865,009

For the first quarter of 2005, the Company recorded $165.6 million of net income, an 89.3% increase over the first quarter of 2004 and $186.4 million of cash flow, a 68.2% increase over the first quarter of 2004.

Share Buy-back program

In the first quarter of 2005 the Company repurchased and cancelled 732,800 shares at an average price of C$44.30 per share. Subsequent to the end of the quarter, the Company repurchased and cancelled an additional 1,137,500 shares at an average price of C$46.20 per share.

The Company has previously commented on its approved Normal Course Issuer bid program on the Toronto Stock Exchange. Recently the Company announced the expansion of its share buy-backs to the New York Stock Exchange. While this does not increase the number of shares ultimately approved to be repurchased, it does provide the Company greater flexibility in the execution of its open market repurchases. Under its current Normal Course Issuer Bid program, the Company is permitted to purchase an additional 3,963,629 Common Shares of which up to 3,729,792 Common Shares may be purchased through the facilities of the New York Stock Exchange.

The approved share repurchase program commenced on August 13, 2004 and will terminate when PetroKazakhstan has purchased the maximum allowable number of shares unless it provides earlier notice of termination. If not previously terminated, the renewed share repurchase program will terminate on August 12, 2005.

UPSTREAM OPERATIONS REVIEW

Production

During the first quarter of 2005, PetroKazakhstan’s production volumes totaled 13.48 million barrels of oil or an average of 149,732 barrels of oil per day (“bopd”) representing a 4.8% increase over the first quarter 2004 production of 142,919 bopd.

During the first quarter of 2005 the Company experienced a temporary reduction of production at the Kumkol South field as a result of significant remedial work designed to improve field performance, including deepening wells and increasing tubing sizes in its water injection wells. Production was also constrained due to produced water handling capacity. This issue is being addressed. At the end of March, the daily oil production from all fields had increased to 158,200 bopd.

Field Developments

A total of 20 development wells were drilled in the first quarter. Eleven of these were in the Aryskum field, 2 being horizontal wells. Production rates from the first horizontal well exceed 3,000 bopd. This is significantly higher than the average rate of 500 bopd from vertical wells. Test production rates for the second well are being established. Three development wells were drilled in Kyzylkiya.

Work continues on the upgrade of the Akshabulak processing facilities that will enable production rates to increase to over 70,000 bopd (35,000 bopd net) by end 2005. Two development wells were drilled in the first quarter of 2005.

Expansion of facilities at Kumkol North continues to increase production volumes. Four wells were drilled in the first quarter.

Continued development and production from the East Kumkol field is on temporary hold during the process of obtaining regulatory approvals and agreements with the partner, Turgai Petroleum (“TP”).

Enhanced Oil Recovery Project

During the quarter, pumping equipment was sourced and is currently on site to start an initial test of injecting limited volumes of Liquefied Petroleum Gas (“LPG”) to a Kumkol South well. This is a precursor to the pilot EOR project being designed and planned to start later in the year.

Exploration and Appraisal

A total of 3 exploration wells were drilled during the first quarter, one in the Aryskum field and two in the Kyzylkiya field.

The Aryskum well was the fifth in a program to discover oil in channel sands below the gas cap. The findings from all of these Jurassic wells are being incorporated into a revised geological model which will lead to further appraisal drilling during the second half of 2005.

Evaluation of the northern extension of the Kyzylkiya field continued with the drilling of an exploration well on the flank of the structure. Although the well encountered oil shows and reservoir quality sands, the main interval was water wet and post testing analysis shows the well encountered the main reservoir at the edge of the structure. The results of this well along with the previous successful wells are being used to update the interpretation of the structure and a new four well exploration program is planned to be drilled this year.

A well was drilled on the south eastern margin of the Kyzylkiya field to test the flank potential. The well encountered 3.5 meters (“m”) of net oil pay and a testing program is being undertaken.

Interpretation of the 3D seismic data acquired during the second half of 2004 over recently acquired new acreage in South Kyzylkiya has been interpreted and prospects are being selected for drilling during the second quarter 2005.

Appraisal activity on the North Nurali field is focused on interpretation of the 3D seismic data acquired during the second half of 2004 over the potential northern extension of the field. The interpretation of this data has already resulted in the identification of a well to be drilled in the third quarter of 2005.

Continued evaluation of exploration acreage along with a recent update of the Turgai Basin study has led to an inventory of more than 90 prospects. The Company is now assessing the potential to increase the drilling program this year and into 2006.

Conservation and Exploitation of Gas and LPG Reserves

PetroKazakhstan currently utilizes associated gas from the Kumkol fields, including those of our joint venture asset, Kumkol North, in generating electricity in the 55 megawatt (“MW”) power plant.

Produced gas from certain Aryskum wells is now being injected into the field gas cap for conservation and reservoir pressure maintenance purposes. The volume of injected gas is gradually increasing as more wells are tied into the main production process system. Ultimately, all of the Kyzylkiya, Aryskum and Maibulak field produced gas will be re-injected.

As a 50% partner in the Kazgermunai Joint venture, PetroKazakhstan is participating in the Akshabulak field LPG extraction plant. Construction is due to be completed in the third quarter of 2005 when 2,900 bopd of LPG and 600 bopd of condensate will be extracted from produced gas. The residual dry gas will be provided to the city of Kyzylorda through a pipeline already constructed and commissioned.

In the first quarter, the Company initiated the design and implementation of a full gas gathering and utilization scheme for the currently remaining flared gas at Kumkol along with the recycling of

Kyzylkiya, Aryskum and Maibulak wet gas for the extraction of LPG. The target for completion is July 1, 2006.

Production cut backs imposed by the Kazakh regulators

As recently announced, PetroKazakhstan and TP have received instructions from the Kazakh regulators to stop gas flaring immediately on all fields, in accordance with new legislation passed in December 2004.

The Company estimates that compliance with these instructions will result in production cut backs of about 35,000 bopd in total on all PetroKazakhstan Kumkol Resources (“PKKR”) operated oil fields and of about 30,000 bopd at TP’s Kumkol North field. Considering the Company’s 50% share in TP, the Company’s net share of production will therefore be curtailed by about 50,000 bopd in total.

The Company may be exposed to further production reductions if the same instructions were applied to its KazGermunai Joint Venture, which is building but has not yet completed its gas processing plant at Akshabulak. The Company’s share of KazGermunai’s production could then be curtailed by up to 23,000 bopd.

The Company remains hopeful that, in view of its current investment program to achieve full gas utilization by mid-2006, it will be allowed to resume production at higher rate prior to the completion of its gas re-injection program.

CRUDE OIL MARKETING & TRANSPORTATION

Crude Oil Logistics

The volume of crude oil shipped from the company’s various loading terminals during the first quarter of 2005 was 6.9 million barrels (“mmbbls”) (891.6 thousand tonnes). This represents a reduction of 16.8% against the shipments in the last quarter of 2004. This reduction was due in part to the fact that the state operated Karakoin to Atasu pipeline froze during the first quarter of 2005 restricting the flow of oil to China from Kumkol and the Bosporus straits continued to have night shipping restrictions impacting crude oil flows from the Black Sea. It is anticipated that the Atasu terminal will re-start during the second quarter.

The shipments of crude oil from the Company’s terminal at Dzhusaly continued to grow and accounted for 83.5% of all shipments. In the fourth quarter of 2004 Dzhusaly handled 68.6% of shipments.

Shipments via the Caspian Pipeline Consortium (“CPC”) pipeline grew to their maximum contractual volume during the first quarter of 2005.

As a result of the closure of the Atasu terminal mentioned previously, deliveries to China were reduced by 59% versus the volumes delivered to China in the fourth quarter of 2004.

Crude Oil Prices and Transportation Differentials

International crude oil prices hit new highs during the first quarter of 2005. The average of the daily Platt’s quotation for Brent during the first quarter of 2005 was $47.62 per barrel (“/bbl”). Differentials between heavy/sour crudes and light/sweet crudes continued to be a significant market factor. Kumkol CIF Mediterranean traded between a premium of $0.03/bbl and a discount of $0.58/bbl to Brent Dated.

CPC blend traded in a range of discounts to Brent dated between $0.48/bbl and $4.48/bbl. Iranian Light on the Persian Gulf traded at a discount to Brent dated of between $3.15/bbl and $8.21/bbl with an average for the quarter of $5.64/bbl impacting the value of the crude oil shipped to the Tehran refinery in January. Encouraging discussions are underway with the National Oil Company of Iran to modify the swap terms in order to compensate swappers for quality differences between crude oil supplied and Iranian Light received under the swap.

These market fluctuations together with the demurrage costs in the Black Sea due to the night shipping restrictions and the additional transportation costs to China as a result of the closure of the Atasu terminal had a negative impact on our crude export differentials in the first quarter of this year compared to those of the last quarter of 2004. The differential increased to $15.93 as compared to $13.83 in the fourth quarter of 2004.

REFINING AND REFINED PRODUCT SALES

Exports of refined products continued to improve as Free Carrier (“FCA”) sales were replaced by sales closer to the end consumer. At the same time refinery yields of higher value products continued to improve. The average weighted value of refined product prices continued to improve on the back of firmer market prices and a greater proportion of direct export sales.

During the first quarter the refinery experienced a malfunction in the reformer unit used to produce gasoline which required repair. The repairs were carried out quickly but as a result the production of high octane gasoline was reduced. Net Returns for the first quarter were an improvement over 2004 and would have been even better without this temporary malfunction.

Trial shipments of Russian domestic crude for processing at the refinery were carried out during the first quarter, with the objective to displace higher value Kumkol crude to the export market. The results of the trial to date are positive. One consequence of changing the crude feed to the refinery is the need to re-certify kerosene production. Under Former Soviet Union GOST procedures the kerosene is certified by reference to the specific producing refinery and the crude source. Kerosene produced at the Shymkent refinery from a blend of Kumkol and Russian crudes requires re-certification. This process of re-certification is underway. During this process the production of kerosene may be reduced.

Vacuum Gasoil (“VGO”) production and exports to the Baltic Sea continued to perform well. It is anticipated that a new and more economical export route for VGO will be opened during the second quarter of 2005.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

A full MD&A of the First Quarter of 2005 is available on the Company’s website and can also be obtained on application from the Company.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade on the New York Stock Exchange, The Toronto Stock Exchange, the London Stock Exchange, and the Frankfurt exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan Stock Exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer +44 (1753) 410-020 +44 79-00-891-538 (cell)

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 40-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED

	Three Months Ended March 31
	2005	2004
REVENUE
Crude oil	280,410	207,478
Refined products	218,342	115,947
Service fees	2,553	1,380
Interest income	1,179	443
	502,484	325,248
EXPENSES
Production	22,396	22,464
Royalties and taxes	24,839	22,374
Transportation	101,206	68,616
Refining	4,447	4,088
Crude oil and refined product purchases	28,212	32,805
Selling	5,132	5,448
General and administrative	16,439	13,043
Interest and financing costs	4,221	6,795
Depletion, depreciation and accretion	28,478	21,941
Foreign exchange loss (gain)	1,682	(4,684)
	237,052	192,890
INCOME BEFORE INCOME TAXES	265,432	132,358
INCOME TAXES (Note 10)
Current provision	109,431	45,359
Future income tax benefit	(9,896)	(1,134)
	99,535	44,225
NET INCOME BEFORE NON-CONTROLLING INTEREST	165,897	88,133
NON-CONTROLLING INTEREST	258	648
NET INCOME	165,639	87,485
RETAINED EARNINGS, BEGINNING OF PERIOD	693,336	378,819
Normal course issuer bid (Note 9)	(24,878)	-
Common share dividends	(12,191)	-
Preferred share dividends	(5)	(9)
RETAINED EARNINGS, END OF PERIOD	821,901	466,295
BASIC NET INCOME PER SHARE (Note 11)	2.18	1.11
DILUTED NET INCOME PER SHARE (Note 11)	2.16	1.08

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	As at March 31, 2005	As at December 31, 2004
ASSETS
CURRENT
Cash	294,881	199,105
Accounts receivable (Note 5)	234,533	198,504
Inventory (Note 6)	73,671	61,242
Prepaid expenses	60,446	62,179
Current portion of future income tax asset	72,732	65,431
	736,263	586,461
Deferred charges	4,407	4,662
Restricted cash (Note 4)	89,400	47,741
Future income tax asset	29,073	28,470
Property, plant and equipment	599,686	601,747
TOTAL ASSETS	1,458,829	1,269,081
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 7)	204,124	161,759
Short-term debt (Note 8)	40,330	15,541
Prepayments for crude oil and refined products	7,909	9,916
	252,363	187,216
Long-term debt	134,705	134,862
Asset retirement obligations	33,321	32,499
Future income tax liability	7,052	9,936
	427,441	364,513
Non-controlling interest	12,248	14,411
Preferred shares of subsidiary	80	80
COMMITMENTS AND CONTINGENCIES (Note 14)
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	190,913	191,529
Contributed surplus	6,246	5,212
Retained earnings	821,901	693,336
	1,019,060	890,077
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,458,829	1,269,081

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
THREE MONTHS ENDED MARCH 31
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

	Three Months Ended March 31
	2005	2004
OPERATING ACTIVITIES
Net income	165,639	87,485
Items not affecting cash:
Depletion, depreciation and accretion	28,478	21,941
Future income tax benefit	(9,896)	(1,134)
Non-controlling interest	258	648
Stock-based compensation	1,034	764
Amortization of deferred charges	255	387
Other non-cash items	616	738
Cash flow	186,384	110,829
Changes in non-cash operating working capital items	(13,025)	(15,709)
Cash flow from operating activities	173,359	95,120
FINANCING ACTIVITIES
Short-term debt proceeds	24,593	-
Short-term debt repayment	-	(24,494)
Long-term debt repayment	-	(15,933)
Common share dividends	(12,382)	-
Preferred share dividends	(5)	(9)
Purchase of common shares under normal course issuer bid (Note 9)	(26,736)	-
Proceeds from issue of share capital, net of share issuance costs	1,243	3,577
Cash flow used in financing activities	(13,287)	(36,859)
INVESTING ACTIVITIES
Restricted cash	(41,659)	(1,400)
Capital expenditures	(22,328)	(35,036)
Purchase of preferred shares of subsidiary	(309)	-
Cash flow used in investing activities	(64,296)	(36,436)
INCREASE IN CASH	95,776	21,825
CASH, BEGINNING OF PERIOD	199,105	184,660
CASH, END OF PERIOD	294,881	206,485

See accompanying notes to the interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS TABULAR AMOUNTS IN THOUSANDS OF DOLLARS,
UNLESS OTHERWISE INDICATED)
UNAUDITED

1	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of PetroKazakhstan Inc. (“PetroKazakhstan” or the “Corporation”) have been prepared by management in accordance with generally accepted accounting principles in Canada. PetroKazakhstan's main operating subsidiaries are PetroKazakhstan Kumkol Resources ("PKKR") and PetroKazakhstan Oil Products ("PKOP"). Certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in PetroKazakhstan’s Annual Report for the year ended December 31, 2004. The accounting principles applied are consistent with those as set out in the Corporation’s annual financial statements for the year ended December 31, 2004.

The presentation of certain amounts for previous periods has been changed to conform with the presentation adopted for the current period.

2	SEGMENTED INFORMATION

On a primary basis the business segments are:
• Upstream comprising the exploration, development and production of crude oil and natural gas.
• Downstream comprising refining and the marketing and transportation of refined products and the management of the marketing and transportation of crude oil.

Upstream results include revenue from crude oil sales to Downstream, reflected as crude oil purchases in Downstream, as this presentation properly reflects segment results. This revenue is eliminated on consolidation.

The Corporation does not disclose export revenue attributable to individual countries as it is impractical to obtain the information.

Three months ended March 31, 2005
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	313,160	-	-	(32,750)	280,410
Refined products	122,244	112,365	-	(16,267)	218,342
Service fees	1,432	997	124	-	2,553
Interest income	953	143	83	-	1,179
	437,789	113,505	207	(49,017)	502,484
EXPENSES
Production	22,396	-	-	-	22,396
Royalties and taxes	22,196	2,643	-	-	24,839
Transportation	93,780	7,426	-	-	101,206
Refining	-	4,447	-	-	4,447
Crude oil and refined product purchases	22,508	54,721	-	(49,017)	28,212
Selling	2,286	2,846	-	-	5,132
General and administrative	10,047	3,796	2,596	-	16,439
Interest and financing costs	4,219	2	-	-	4,221
Depletion, depreciation and accretion	25,244	3,157	77	-	28,478
Foreign exchange loss (gain)	(670)	936	1,416	-	1,682
	202,006	79,974	4,089	(49,017)	237,052
INCOME (LOSS) BEFORE INCOME TAXES	235,783	33,531	(3,882)	-	265,432
INCOME TAXES
Current provision	96,658	12,586	187	-	109,431
Future income tax benefit	(8,240)	(1,656)	-	-	(9,896)
	88,418	10,930	187	-	99,535
NON-CONTROLLING INTEREST	-	258	-	-	258
NET INCOME (LOSS)	147,365	22,343	(4,069)	-	165,639

Eliminations are intersegment revenue.

As at March 31, 2005	Upstream	Downstream	Corporate	Consolidated
Total assets	1,251,498	170,602	36,729	1,458,829
Total liabilities	385,671	37,966	16,132	439,769
Capital expenditures in the quarter	20,781	9,251	535	30,567

Three months ended March 31, 2005	Export	Domestic	Consolidated
Crude oil	258,876	21,534	280,410
Refined products	119,801	98,541	218,342

Three months ended March 31, 2004
	Upstream	Downstream	Corporate	Eliminations	Consolidated
REVENUE
Crude oil	224,136	-	-	(16,658)	207,478
Refined products	32,385	95,508	-	(11,946)	115,947
Service fees	1,129	180	71	-	1,380
Interest income	132	34	277	-	443
	257,782	95,722	348	(28,604)	325,248
EXPENSES
Production	22,464	-	-	-	22,464
Royalties and taxes	15,992	6,382	-	-	22,374
Transportation	66,710	1,906	-	-	68,616
Refining	-	4,088	-	-	4,088
Crude oil and refined product purchases	33,691	27,718	-	(28,604)	32,805
Selling	2,118	3,330	-	-	5,448
General and administrative	7,343	3,164	2,536	-	13,043
Interest and financing costs	6,326	469	-	-	6,795
Depletion, depreciation and accretion	16,761	4,869	311	-	21,941
Foreign exchange loss (gain)	8,472	(13,610)	454	-	(4,684)
	179,877	38,316	3,301	(28,604)	192,890
INCOME (LOSS) BEFORE INCOME TAXES	77,905	57,406	(2,953)	-	132,358
INCOME TAXES
Current provision	31,908	11,883	1,568	-	45,359
Future income tax benefit	(5,878)	4,744	-	-	(1,134)
	26,030	16,627	1,568	-	44,225
NON-CONTROLLING INTEREST	-	648	-	-	648
NET INCOME (LOSS)	51,875	40,131	(4,521)	-	87,485

Eliminations are intersegment revenue.

As at March 31, 2004	Upstream	Downstream	Corporate	Consolidated
Total assets	798,430	171,311	142,546	1,112,287
Total liabilities	391,518	50,870	6,393	448,781
Capital expenditures in the quarter	35,598	3,245	282	39,125

Three months ended March 31, 2004	Export	Domestic	Consolidated
Crude oil	190,334	17,144	207,478
Refined products	33,912	82,035	115,947

3	JOINT VENTURES

The Corporation has the following interests in two joint ventures:

	a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), which operates the northern part of the Kumkol field in Kazakhstan.

	b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai.

The following amounts are included in the Corporation’s interim consolidated financial statements as a result of the proportionate consolidation of its joint ventures before consolidation eliminations:

Three months ended March 31, 2005	Turgai	Kazgermunai	Total
Cash	76,085	82,000	158,085
Current assets, excluding cash	93,539	73,610	167,149
Property, plant and equipment, net	86,075	62,207	148,282
Current liabilities	84,769	34,524	119,293
Long-term debt	-	-	-
Revenue	86,918	75,235	162,153
Expenses	59,063	38,214	97,277
Net income	27,855	37,021	64,876
Cash flow from operating activities	45,224	35,355	80,579
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(3,817)	(4,155)	(7,972)

Three months ended March 31, 2004	Turgai	Kazgermunai	Total
Cash	18,681	28,010	46,691
Current assets, excluding cash	41,570	35,994	77,564
Property, plant and equipment	81,831	65,725	147,556
Current liabilities	79,880	13,900	93,780
Long-term debt	-	38,353	38,353
Revenue	59,635	38,535	98,170
Expenses	41,279	22,929	64,208
Net income	18,356	15,606	33,962
Cash flow from operating activities	11,260	19,780	31,040
Cash flow used in financing activities	-	-	-
Cash flow used in investing activities	(949)	(2,203)	(3,152)

Revenue for the three months ended March 31, 2005 and 2004 for Turgai includes $26.2 million and $10.3 million of crude oil sales made to Downstream, respectively, and $0.4 million and $10.3 million of crude oil sales to Upstream, respectively. These amounts were eliminated on consolidation.

Revenue for the three months ended March 31, 2005 and 2004 for Kazgermunai includes $1.5 million and $5.8 million crude oil sales to Upstream, respectively, and $1.1 million (nil for the three months ended March 31, 2004) sales to Downstream. These amounts were eliminated on consolidation.

4	RESTRICTED CASH

Restricted cash as at March 31, 2005 includes $89.4 million of cash dedicated to a margin account for the Corporation’s hedging program. As at December 31, 2004 restricted cash comprised $39.0 million of cash dedicated to the margin account for the hedging program and $8.7 million of cash dedicated to a debt service reserve account for the Corporation’s term facility. The Corporation discharged all hedging liabilities related to this facility as at December 31, 2004. The debt service reserve account was released in January 2005.

Restricted cash is not available for current purposes.

5	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2005	December 31, 2004
Trade	186,537	150,462
Value added tax recoverable	32,838	29,316
Due from joint ventures	3,153	6,942
Other	12,005	11,784
	234,533	198,504

6	INVENTORY

Inventory consists of the following:

	March 31, 2005	December 31, 2004
Refined products	20,477	16,682
Crude oil produced	23,639	22,535
Crude oil purchased	7,720	2,740
Materials and supplies	21,835	19,285
	73,671	61,242

7	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	March 31, 2005	December 31, 2004
Trade	90,975	70,160
Due to joint ventures	13,634	19,668
Royalties	9,075	18,259
Income taxes	69,441	30,175
Common share dividends	12,397	12,588
Other	8,602	10,909
	204,124	161,759

8	SHORT-TERM DEBT

	March 31, 2005	December 31, 2004
Current portion of term loans	2,039	2,039
Kazgermunai debt	13,698	13,502
Secured borrowing	24,593	-
	40,330	15,541

Secured borrowing

On March 24, 2005 the Corporation sold a receivable of $24.6 million to a financial institution for cash. The Corporation accounted for the transfer as a secured borrowing. The transfer was subject to a right of limited recourse in the event the Corporation made false representations or in the event of force-majeure. The effective interest was 2.97% and the settlement date was April 4, 2005.

9	SHARE CAPITAL

The Corporation’s common shares are listed on the New York, Toronto, London, Frankfurt and Kazakhstan Stock Exchanges.

Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class Â redeemable preferred shares, issuable in series.

Issued Class A common shares:

	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
	Number	Amount	Number	Amount
Balance, beginning of period	76,223,130	191,528	77,920,226	191,695
Shares repurchased and cancelled pursuant to normal course issuer bid	(732,800)	(1,858)	-	-
Stock options exercised for cash	229,848	1,240	1,916,225	3,567
Corresponding convertible securities, converted	8,159	3	28,558	10
Balance, end of period	75,728,337	190,913	79,865,009	195,272

In August 2004 the Corporation renewed its Normal Course Issuer Bid program which enabled the Corporation to repurchase 7,091,429 Class A common shares during the period from August 13, 2004 to August 12, 2005. The Corporation repurchased and cancelled 732,800 shares at an average price of C$44.3 per share during the three months ended March 31, 2005. The excess of cost over the book value for the shares repurchased was applied to retained earnings.

A summary of the status of the Corporation's stock option plan as of March 31, 2005 and the changes during the three months ended March 31, 2005 are presented below (weighted average exercise price expressed in Canadian dollars):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	2,086,656	25.17
Granted	36,000	52.38
Exercised	(238,007)	6.39
Forfeited	(12,334)	24.09
Outstanding at March 31, 2005	1,872,315	28.09
Options exercisable as at:
December 31, 2004	866,903	16.29
March 31, 2005	651,298	19.99

10	INCOME TAXES

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to the Corporation's income before income taxes. This difference results from the following items:

	Three Months Ended March 31,
	2005	2004
Income before income taxes	265,432	132,358
Statutory Kazakhstan income tax rate	30%	30%
Expected tax expense	79,630	39,707
Higher tax rate in Kazgermunai	1,479	-
Excess profit tax provision	15,393	3,000
Non-deductible amounts, net	3,033	1,518
Income tax expense	99,535	44,225

11	NET INCOME PER SHARE

The net income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	Three months ended March 31
	2005	2004
Weighted average number of common shares outstanding	75,918,721	78,742,750
Dilution from exercisable options (including convertible securities)	694,171	1,915,986
Diluted number of shares outstanding	76,612,892	80,658,736

36,000 options were excluded from the calculation of diluted number of shares outstanding for the three months ended March 31, 2005 as the exercise price was in excess of the average market price. No options were excluded from the calculation of diluted number of shares outstanding for the three months ended March 31, 2004 as the market price was in excess of the exercise price.

12	FINANCIAL INSTRUMENTS

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and the term loans approximates their carrying value as they bear interest at market rates. The fair value of the 9.625% Notes is $136.3 million versus the carrying value of $125.0 million as at March 31, 2005 as determined through reference to the market price.

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation had entered into the following contracts with major financial institutions.

Contract Amount (bbls per month)	Contract Period	Contract Type	Price Ceiling or Contracted Price	Price Floor
120,000	January 2005 to March 2005	IPE Future	26.30-26.52	-
40,000	April 2005 to June 2005	IPE Future	25.92	-
458,333	January 2005 to December 2005	IPE Future	25.65-25.90	-

During the three months ended March 31, 2005 the Corporation has foregone revenue of $38.3 million through these contracts.

The unrealized loss under these hedges as at March 31, 2005 is $113.5 million. This amount is deferred and recognized in the consolidated statement of income when the related contract is settled. The fair value of these hedges was determined based on forward prices as at March 31, 2005.

13	CASH FLOW INFORMATION

Interest and income taxes paid:

	Three months ended March 31
	2005	2004
Interest paid	6,414	8,510
Income taxes paid	70,165	42,413

14	COMMITMENTS AND CONTINGENCIES

Turgai tax assessments

During 2004, Turgai was subject to a tax audit for the years 2002-2003 and received a tax assessment for approximately $148.0 million including penalties and interest (the Corporation’s 50% share is $74.0 million).

The major issue was an assessment for excess profit taxes of approximately $100.0 million including fines (the Corporation’s 50% share is $50.0 million). The Ministry of Finance had adopted the position that expenditures relating to construction in progress are not allowed as a cash outflow when computing the internal rate of return. The Corporation believes this position is contrary to the concept of an internal rate of return calculation and counter to the legislation of the Republic of Kazakhstan. The Corporation, fellow shareholder Lukoil and Turgai entered into discussions regarding this assessment with the Ministry of Finance. These discussions will be held to determine the correct method of calculating excess profit tax and to clarify the interpretation of current legislation.

The remaining amount of $48.0 million was reduced upon discussions with the Ministry of Finance and the assessment was re-issued for $27.0 million (the Corporation’s 50% share is $13.5 million). An additional assessment may be issued depending on the outcome of the discussions. The Corporation will continue to work with government authorities, Turgai, and Lukoil to resolve the dispute. No provision has been made in the interim consolidated financial statements for this assessment.

Turgai claims

In February 2005 the Corporation, through PKKR, received a claim filed by Turgai for $18.3 million in damages. This claim relates to the temporary production curtailment of Turgai in late December 2004 and alleges lost revenue from export sales.

The claim was split into two separate cases. The first case for $13.1 million relates to the alleged lost revenue from export sales of 60,000 tonnes. In March 2005, the Kyzylorda Interregional Economic Court issued a decision in favor of Turgai. PKKR filed an appeal, the hearing of which was scheduled for late April 2005. See Note 15 "Subsequent Events".

The second case for $5.1 million relates to compensation for damages from the curtailment of production. The hearing was scheduled for late April 2005. No provision has been made in the interim consolidated financial statements for this claim.

Kazgermunai capital commitment

In February 2005 the Corporation, through its joint venture Kazgermunai, received a court claim filed by the Kyzylorda Akimat for failure to fulfill infrastructure obligations. The claim is for approximately $102.0 million (our 50% share is $51.0 million), $28.1 million relating to infrastructure obligations with the remainder being interest charges.

The Corporation believes the claim is without merit as a substantial portion of the obligation has been met and the agreement does not impose deadlines. Accordingly, no provision has been made for this claim in the interim consolidated financial statements. See Note 15 "Subsequent Events".

Lukoil litigation

On July 6, 2004, PetroKazakhstan filed a Request for Arbitration with the Arbitration Institute of the Stockholm Chamber of Commerce against Lukoil Overseas Kumkol BV ("Lukoil") seeking compensation for lost profits which PetroKazakhstan would have received as a 50% shareholder of Turgai Petroleum but for Lukoil's failure to finance the joint venture as provided under the Foundation Agreements for the Joint Venture and for Lukoil's actions in violation of corporate governance obligations and tender approval requirements. Preliminary amount of the damage claims by PetroKazakhstan indicated to the Arbitration Institute was $200 million. Under the agreed schedule of arbitration proceedings, the Corporation is due to file its final statement of claim by April 22, 2005 and Lukoil is due to respond by June 30, 2005.

On July 21, 2004, PKKR filed a claim in the District Court of Amsterdam against Lukoil for damages suffered by PKKR as a result of unlawful actions by Lukoil related to the shut-in of certain wells located at the border of the Kumkol North and the Kumkol South fields. The preliminary amount of the claim, as at the date of the filing, was an initial $65 million. This amount increases daily as the production of Kumkol South continues to be partly constrained.

As of March 31, 2005 the outcome of this litigation could not be determined, and, accordingly, no amounts were recorded in the interim consolidated financial statements.

The Corporation is involved in certain other litigation and claims associated with the normal course of operations. Management believes that settlements, if any, would not have a material impact on the Corporation's financial statements.

15	SUBSEQUENT EVENTS

Turgai claims

On April 19, 2005, the Kyzylorda Interregional Economic Court issued a decision that PKKR shall pay to Turgai approximately $5.1 million as compensation for damages from the curtailment of production. The Corporation believes the claim is without merit. PKKR is planning to appeal the decision. No provision has been made in the financial statements for this claim.

On April 20, 2005, the Kyzylorda Interregional Economic Court issued a decision on PKKR's appeal against the March 2005 court decision to pay Turgai $13.1 million for the alleged lost revenues from export sales of 60,000 tonnes. According to the decision, Turgai must transfer, in return, title to the 60,000 tonnes of crude oil to PKKR. PKKR does not plan to appeal this ruling. The Corporation has recorded this transaction as an increase in accounts receivable and accounts payable.

On April 4, 2005, Turgai filed a claim against PKOP for $5.6 million for the alleged difference between market price and the price paid by PKOP for crude oil purchased from Turgai during September and October of 2004. On April 15, 2005, Turgai filed an additional claim for $1.4 million against PKOP regarding the same issue for November of 2004. The hearings are scheduled to be held in May 2005.

The Corporation believes these claims are without merit as the price paid was in accordance with prevailing agreements. No provision has been made in the interim consolidated financial statements for these claims.

Lukoil claim

In April 2005, the Corporation received a copy of a Request for Arbitration filed with the Arbitration Institute of the Stockholm Chamber of Commerce by Lukoil and Turgai against PetroKazakhstan Inc. for $100 million. This amount is the alleged difference between market prices and the prices paid by PKOP for crude oil purchased from Turgai during the period from October 2003 to November 2004.

The Corporation believes the claim is without merit, as the price paid was in accordance with prevailing agreements. No provision has been made in the interim consolidated financial statements for this claim.

Recent tax assessments

In April 2005, the Corporation, through its subsidiaries, received two assessments on transfer pricing for 2002 and 2003, including $64.3 million for PKKR and $12.2 million for PKOP. The assessments challenge the discounts negotiated with purchasers of the Corporation's crude oil. For refined products the assessment applies prices at a sales point in the Mediterranean Sea to the Corporation's sales made in Central Asia.

The Corporation believes these assessments are incorrect, as they fail to incorporate arms length negotiations between third parties and actual market prices in each distinct market. No provision has been made in the interim consolidated financial statements for these assessments. The Corporation will appeal both assessments.

Kazgermunai capital commitment

In April 2005, the Economic Court in the Kyzylorda Oblast ruled in favor of the Kyzylorda Akimat. The Corporation through Kazgermunai will appeal this decision. No provision has been made in the interim consolidated financial statements.

Curtailment of production

On April 26, 2005 the Corporation’s subsidiary PKKR commenced the process of reducing production to a level that will eliminate gas flaring in accordance with new legislation passed in December 2004.

The Corporation estimates that compliance with these instructions will result in production cut backs of about 35,000 bopd in total on all PKKR operated oil fields and of about 30,000 bopd at Turgai Petroleum’s Kumkol North field. Considering the Corporation’s 50% share in Turgai, the Corporation’s net share of production will therefore be curtailed by about 50,000 bopd in total.

The Corporation may be exposed to further production reductions if the same instructions were applied to its Kazgermunai joint venture, which is building, but has not yet completed a gas processing plant at Akshabulak. The Corporation’s share of Kazgermunai’s production could then be curtailed by up to 23,000 bopd.

The Corporation remains hopeful that, in view of its current investment program to achieve full gas utilization by mid - 2006, it will be allowed to resume production at higher rates prior to the completion of its gas re-injection program.